NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

April 3, 2007

NYK Sells Its Shares of Nippon Airship Corporation

On April 2, 2007, Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) sold all its shares (4,000 shares; 58.8% of all NAC shares) of Nippon Airship Corporation (NAC) to Tochiki Steamship Co. Ltd. (Head Office: Chuo-ku, Tokyo; President: Shigeya Tochiki), and withdrew from the airship business.

In order to establish an airship business in Japan, NYK invested in NAC in September 2003 and proceeded with business activities focused on publicity and accumulating knowledge about airship operations.

However, NYK's plan to restore profitability began to exceed initial estimates. Additionally, there were fewer opportunities than expected to fully utilize synergy between the airship business and other NYK businesses, such as cruise services. As a result, after reviewing future business strategies, NYK decided to sell its shares of NAC.

The current majority equity holder of NAC, Tochiki Steamship Co. Ltd. (300 shares; 4.4% of all NAC shares), considers the airship business to have great potential and is planning business expansion. Therefore, NYK decided to sell its shares to Tochiki Steamship Co. Ltd. Under a reorganization and newly implemented structure, NAC will continue to maintain and develop its business.

We would like to extend our sincere gratitude to everyone who supported NYK's airship business over the past three and a half years.

- Overview of Nippon Airship Corporation

Established: March 26, 2002
Capital: 340 million yen
Location: 8-1-14 Nishi-Gotanda, Shinagawa-ku, Tokyo

President: Junkichi Kato

Business Areas: Publicity and passenger/cargo transport by airship, and other airship-related businesses

- Principal Particulars for *Zeppelin NT*

Length: 75.0 m
Max. Width: 19.5 m
Height: 17.4 m
Envelope Volume: 8,225 m^3
Crew/Passenger Capacity: 14 (including two crewmen)
Passenger Cabin Length: 10.7 m
Payload: 1,900 kg
Propulsion (three engines): 200 Hp
Max. Cruising Speed: 125 km/h
Max. Cruising Range: 900 km
Max. Cruising Altitude: 2,600 m
Max. Flight Duration: 24 hours

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

April 16, 2007

NCA announces Stage II of its Medium- to Long-term Business Plan
"NCA Phoenix Project 2.0"

Nippon Cargo Airlines (NCA: 83.8% share owned by NYK, Headquartered in Minato-Ku, Tokyo. President: Tadamasa Ishida), a subsidiary of the NYK group, today announced Stage II of its medium- to long-term business plan, titled "NCA Phoenix Project 2.0."

NCA, which undertakes air cargo operations for the NYK group, reviewed its medium- to long-term business plan, announced on May 12, 2006 and known as the "NCA Phoenix Project." The review was carried out after taking into consideration the progress achieved toward the goal of independent flight and maintenance operations, as well as the construction of a global network, by factoring in the company's financial results for the 2006 business year and market climates.

By executing this business plan, NCA will have swiftly achieved becoming a full-fledged all-cargo airline while still paying the greatest attention to safety and the environment. Above all, NCA will provide high-quality services to all its clients in the rapidly growing air cargo market as a globally efficient common cargo airline.

"NCA Phoenix Project 2.0" is divided into three phases and can be summarized as follows:

1. "NCA Phoenix Project 2.0"

The financial results for the 2006 to 2008 business years, during which independent flight operations are the aim, face great difficulties. But with the introduction of new aircraft and the establishment of a global business base, in addition to increased cost competitiveness, safe and independent flight systems can be secured. This will steadily improve the company's financial results, as well as enhance services, thereby bringing about balanced financial results in the latter half of the 2008 business year.

In Phase II, between the 2009 and 2012 business years, NCA will endeavor to achieve "take off." NCA will be the launch customer for the next generation of freighter aircraft,

the Boeing 747-8F, ahead of our competitors and we will try to expand our global network. By taking advantage of the expanded capacities at both Narita and Haneda Airports in 2010 and making the most of 24-hour airport operations, as well as additional growth in the Asian air cargo market, NCA will further enhance the quality of its services and thereby significantly improve its financial performance. This will inevitably lift the company out of its present financial position by the end of 2012 business year.

In Phase III, between the 2013 and 2015 business years, NCA will achieve sustainable growth through a global business development centered on new equipment, such as the B747-8F. By the 2015 business year – the final year of the "NCA Phoenix Project 2.0" – NCA will aim to accomplish total sales of ¥300 billion and an ordinary profit of ¥35 billion. At the same time, NCA will become a leading cargo airline in the global market by operating new aircraft and providing high-quality services to its customers.

2. Financial Target / Fleet Plan

			Phase 1 Period for Independance			Phase 2 Period for Take-Off				Phase 3 Period for Growth
(Unit : Billion Yen)		FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012	FY2015
Revenue		1,036	970	1,032	1,127	1,300	1,650	2,000	2,350	3,000
Ordinaly Profit		-104	-181	-157	-63	10	100	190	260	350
Operating cost per ATK (FY 2005=100)		100	113	108	92	85	80	76	75	72
Fleet	B747-200F	10	5	3						
	B747-400F	2	4	6	9	10	10	10	10	10
	B747-8F					2	5	8	11	14
	Other capacities for non-Japanse routes	(0)	(2)	(2.5)	(3)	(3)	(3)	(0)	(0)	(0)
Total (end of FY)		12	9+(2)	9+(2.5)	9+(3)	12+(3)	15+(3)	18	21	24
Own aircrafts	Average age (end of FY)	16.1	11.4	7.8	1.9	2.4	2.8	3.3	3.7	6.2
	Average operating hours/day	12.2	11.1	11.4	12.6	12.0	12.8	13.2	13.2	13.2

April 24, 2007

Plans for Singapore's First Dedicated Automobile Terminal Established

Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara), PSA Singapore Terminals (Chief Executive Officer: Kuah Boon Wee), and Kawasaki Kisen Kaisha, Ltd. ("K" Line; Head Office: Minato-ku, Tokyo; President: Hiroyuki Maekawa) have agreed on a contract for establishing the first dedicated automobile terminal at PSA Singapore Terminals.

The new joint venture has been named Asia Automobile Terminal Singapore (AATS; Head Office: Singapore; Chairman, AATS: Tan Puay Hin), and by January 2009, it will establish and operate a dedicated terminal for automobiles using two berths at PSA's Pasir Panjang Terminal.

PSA, which provides transhipping for finished automobiles for export from Asian countries, is a very important harbour in Asia for NYK's finished-automobile transport service.

By establishing this new joint venture, NYK will continue to develop its competitive network for the finished-automobile transport service that the company offers through the Port of Singapore in order to best position itself to respond to demand in Asian countries, which is expected to increase rapidly in the future.

PSA Singapore Terminals

PSA Singapore Terminals operates the world's leading container transhipment hub. It links shippers to an excellent network of 200 shipping lines with connections to 600 ports in 123 countries. In 2006, PSA Singapore Terminals handled 24 million TEUs, and its Multi-Purpose Terminals moved over 18 million tonnes of break-bulk and specialised cargo. Website: www.singaporepsa.com

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of

planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

April 26th, 2007

NYK to Deploy Thirty Eight Containerships with Alternative Maritime Power Capability

Tokyo, Japan - Nippon Yusen Kabushiki Kaisha (NYK) announced today that it will deploy thirty-eight ships of its container vessel fleet with Alternative Maritime Power (AMP) technology over the next few years at a cost of $22 million. The Panamax and post-Panamax vessels (ships that are able or not able to traverse the Panama Canal due to their size) range in size from 4,800 twenty-foot equivalent units (TEU's) to 8,600 TEU's.

Following the lead of the *NYK ATLAS,* the first NYK vessel built from the keel up to utilize AMP, twenty new ships currently on order will be delivered with AMP capability. In addition, seventeen ships presently in service will be retrofitted with AMP technology during their regularly scheduled inspections. The first ship to be retrofitted will be the *NYK APOLLO* which will enter dry dock in November of this year. The company expects to have over thirty of the AMP capable vessels in service by the end of 2009.

The *NYK ATLAS* presently operates between Asia and the West Coast of North America. The vessel is currently participating in AMP testing at NYK"s terminal at the Port of Los Angeles which is managed by Yusen Terminals, Inc.

AMP technology allows a vessel to shut down the onboard diesel power generators while at berth and connect directly to more environmentally friendly shore-side electrical power. Utilizing shore power while at dockside significantly reduces and almost eliminates the vessel's emission of gases which contain pollutants such as carbon dioxide (CO_2), nitrogen oxide (NOx), sulfur oxide (SOx) and particulate matter (PM).

In addition to the AMP technology, eight of the 8,600 TEU containerships that NYK currently has on order will be equipped with electronically controlled engines to further reduce air emissions and leak-preventing hulls to protect the marine environment.

"NYK will continue to make the environment its top priority," said Kenji Mizushima, Corporate Officer, NYK Line. "Striving to develop and utilizing environmentally conscious engineering and equipment reinforces our company's environmental policy of 'The Earth is Our Home'".

About NYK:

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

April 26, 2007

NYK Determines Corporate Auditor Nominations

At a meeting on April 26, the board of directors of Nippon Yusen Kabushiki Kaisha (NYK) determined the candidates to be nominated at the 120th Ordinary General Meeting of Shareholders, scheduled for late June, for the company's corporate auditor positions.

1. Candidates to be nominated as new corporate auditors

Name	Present Post	New Post
Yukio Ozawa	Senior Advisor	Corporate Auditor (full-time)
Hidehiko Haru	Advisor to Tokyo Electric Power Company (part-time)	Corporate Auditor (part-time) (Will continue to serve as advisor to Tokyo Electric Power Company (part -time))

Note: Hidehiko Haru is a candidate for the position of outside corporate auditor, as designated by Corporation Law article. 2, item 16)

2. Corporate auditors to retire

Name	Present Post	New Post
Kazuhira Kamiya	Corporate Auditor (full-time)	Advisor to the President
Tsuyoshi Miyazaki	Corporate Auditor (part-time)	Will continue to serve as senior advisor of Mitsubishi Logistics Corporation

Notes: 1.Kazuhira Kamiya and Tsuyoshi Miyazaki will retire at the expiration of their terms of service.

2.Tsuyoshi Miyazaki is an outside corporate auditor, as designated by Corporation Law article.2, item 16.

END

Positions, and duties and responsibilities of directors and corporate officers after the Ordinary General Meeting of Shareholders are designated in the attached file.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.